

15026622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 43895

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2014__ AND ENDING __12/31/2014__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentree Investment Services Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

600 Washington Avenue; Suite 200; P.O. Box 88
                            (No. and Street)

Bridgeville   PA   15017-0088
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin P. Biber   412-221-9250
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr. CPA
          (Name – if individual, state last, first, middle name)

15565 Northland Dr. W; Suite 508; Southfield, MI
(Address)   (City)   (State)   (Zip Code)   4807

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
02

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Kevin P. Biber__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Greentree Investment Services, Inc.__ , as of __December 31__ , 20 __14__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__President__
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Greentree Investment Service, Inc.
600 Washington Avenue
Bridgeville, PA 15017-0088

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Greentree Investment Service, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Greentree Investment Service, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greentree Investment Service, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Greentree Investment Service, Inc. financial statements. The Net Capital Computation is the responsibility of Greentree Investment Service, Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

1

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Greentree Investment Service, Inc.
Balance Sheet
As of December 31, 2014

	Dec 31, 14
ASSETS	
Current Assets	
Checking/Savings	
First Commonwealth	54.68
Pershing Account	1,402.13
Total Checking/Savings	1,456.81
Accounts Receivable	
Mutual Fund Comm Receivable	5.69
Total Accounts Receivable	5.69
Other Current Assets	
Fidelity Equity Growth Fund	18,671.35
Saxony Securities Deposit	1,000.00
Total Other Current Assets	19,671.35
Total Current Assets	21,133.85
TOTAL ASSETS	21,133.85
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Other Expense Payable	5,621.31
Telephone Expense Payable	214.69
Total Accounts Payable	5,836.00
Other Current Liabilities	
Payroll Liabilities	271.25
Total Other Current Liabilities	271.25
Total Current Liabilities	6,107.25
Total Liabilities	6,107.25
Equity	
Additional Paid in Capital	110,385.00
Capital Stock	1,115.00
Retained Earnings	-93,763.39
Net Income	-2,710.01
Total Equity	15,026.60
TOTAL LIABILITIES & EQUITY	21,133.85

Greentree Investment Service, Inc.
Profit & Loss
January through December 2014

	Jan - Dec 14
Ordinary Income/Expense	
Income	
Dividend Income	0.01
Insurance Income	
Life Insurance Premium Income	415.18
Total Insurance Income	415.18
Investment Company Income	
Mutual Fund Income	1,116.70
Mutual Fund Trails	15,212.15
Variable Annuity Trails	3,596.52
Total Investment Company Income	19,925.37
Listed Securities Income	103.50
OTC Securities Income	1,040.72
Unrealized Gain/Loss Investment	1,799.28
Total Income	23,284.06
Expense	
Insurance	
Liability Insurance	
Umbrella	440.00
Liability Insurance - Other	643.00
Total Liability Insurance	1,083.00
Work Comp	321.00
Total Insurance	1,404.00
Office Expense	
Rent	7,300.00
Utilities	
Electric	1,333.91
Total Utilities	1,333.91
Total Office Expense	8,633.91
Other Expense	
Rivers Club	2,954.00
Saxony Charges	3,344.16
Total Other Expense	6,298.16
Payroll Expenses	
Other Employee Compensation	-7,940.96
Payroll Expenses - Other	7,941.43
Total Payroll Expenses	0.47
Postage and Delivery	
FedEx	59.87
P.O. Box Rental Fee	128.00
Total Postage and Delivery	187.87
Professional Fees	
Accounting	3,050.00
Total Professional Fees	3,050.00
Regulatory Fees & Expenes	
NASD Fees	3,938.00
Total Regulatory Fees & Expenes	3,938.00
Taxes	
State	41.00
Total Taxes	41.00

Greentree Investment Service, Inc.
Profit & Loss
January through December 2014

	Jan - Dec 14
Telephone	
Cellular	695.86
Local Telephone	1,483.81
Total Telephone	2,179.67
Travel & Ent	
Entertainment	260.99
Total Travel & Ent	260.99
Total Expense	25,994.07
Net Ordinary Income	-2,710.01
Net Income	-2,710.01

Greentree Investment Service, Inc.
Statement of Cash Flows
January through December 2014

	Jan - Dec 14
OPERATING ACTIVITIES	
Net Income	-2,710.01
Adjustments to reconcile Net Income to net cash provided by operations:	
Mutual Fund Comm Receivable	2.50
Fidelity Equity Growth Fund	-1,799.28
Other Expense Payable	2,451.20
Telephone Expense Payable	161.23
Payroll Liabilities	-481.94
Net cash provided by Operating Activities	-2,376.30
FINANCING ACTIVITIES	
Additional Paid in Capital	1,980.00
Capital Stock	20.00
Net cash provided by Financing Activities	2,000.00
Net cash Increase for period	-376.30
Cash at beginning of period	1,833.11
Cash at end of period	1,456.81

GREENTREE INVESTMENT SERVICE, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2014	-	-	1,095	$ 1,095	1,070	$ 108,405	$ (93,764)	$ 15,736
Net Income	-	-	-	-	-	-	(2,710)	(2,710)
Capital Transactions	-	-	20	20	20	1,980	-	2,040
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2014	$ -	$ -	$ 1,115	$ 1,115	$ 1,090	$ 110,385	$ (96,474)	$ 15,066

GREENTREE INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Greentree Investment Services, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Pennsylvania effective May 21, 1991. The Company has adopted a calendar year.

Description of Business

The Company, located in Bridgeville, PA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company's concentration is services, which is brokerage services.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2014, the Company rents office space from its shareholder. The Company paid $7,300.00 under this arrangement. In addition the Company leases an automobile from its shareholder. The lease payments were $7,300.00.

GREENTREE INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE I – RENT

The amount was paid on lease agreement; the total expensed for the year was $7,300.00

NOTE J – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets..

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities; quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

GREENTREE INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Fair values of assets measured on a recurring basis at December 31, 2014 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2014		
Marketable Securities	$ 19,067.35	$ 19,067.35
Total	$ 19,067.35	$ 19,067.35

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was an unrealized gain of $1,799.28.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2014		
Marketable Securities	$ 19,067.35	$ 19,067.35
Total	$ 19,067.35	$ 19,067.35

Cost and fair value of money market funds and marketable securities at December 31, 2014 are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
December 31, 2014				
Held to Maturity:				
Marketable Securities	10,959.00	8,108.35	0.00	19,067.35
Totals	$ 10,959.00	8,108.35	0.00	$ 19,067.35

GREENTREE INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE K – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE L - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Greentree Investment Services, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 15,027.00
Nonallowable assets:		
Other Assets	0.00	
Fixed Assets	0.00	
Accounts receivable – other	0.00	(0.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 1 5,027.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 407.34
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 10,027.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 6,107.00
Percentage of aggregate indebtedness to net capital	40.64%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 15,027.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
	15,027.00
NCC per Audit	
Reconciled Difference	$ (0.00)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Pershing, LLC.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014 $ -

Additions   -

Reductions   -

Balance of such claims at December 31, 2014 $ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Greentree Investment Services, Inc.
600 Washington Avenue
Bridgeville, PA 15017

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Greentree Investment Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Greentree Investment Services, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Greentree Investment Services, Inc. stated that Greentree Investment Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Greentree Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Greentree Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Greentree Investment Services, Inc.
600 Washington Avenue; Suite 200
P.O. Box 88
Bridgeville, PA 15017
Member FINRA and SIPC
(412) 221-9250
FAX 257-0817

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Greentree Investment Services, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. Greentree Investment Services, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Greentree Investment Services, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, January 2, 1992.

Kevin P. Biber, the president of Greentree Investment Services, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Kevin P. Biber has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Greentree Investment Services, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (412) 221-9250.

Very truly yours,

Greentree Investment Services, Inc.

Kevin P. Biber
President